Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor plc

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

Credit Suisse Asian Investment Conference Ron Delia Managing Director & CEO March 2019

Disclaimer Cautionary Statement Regarding and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis 2

Disclaimer continued Cautionary Statement Regarding law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the scheme of arrangement, which is part of the contemplated transaction, Amcor has registered a Scheme Booklet with ASIC that includes an independent expert’s report and a notice of scheme meeting. The Scheme Booklet is an important document and should be read carefully and in its entirety before Amcor shareholders decide how to vote at the scheme meeting. A copy of the Scheme Booklet has been sent to Amcor shareholders and will otherwise be available on the ASX’s website (www.asx.com.au). directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. Not financial product advice This presentation is for information purposes only and is not financial product or investment advice or a recommendation to acquire securities in any of Amcor, Amcor plc or Bemis and has been prepared without taking into account the objectives, financial situation or needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek legal and taxation advice appropriate to their jurisdictions. Statements made in this presentation are made as at the date of the presentation unless otherwise stated. Forward-Looking Statements cont. You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Important Information Filed with the SEC and registered with ASIC In connection with the contemplated transactions, New Amcor filed a Registration Statement on Form S-4 (S-4) with the SEC that includes a preliminary form joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and contains important information about the contemplated transactions. The S-4 has been declared effective by the SEC. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully because they contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable 3

Safety Lost-time frequency rate 24% fewer LTI’s than 1H18 Recordable-case frequency rate 20% fewer RC’s than 1H18 1.40 6 1.20 5 1.00 4 0.80 3 2.4 0.60 2 0.40 1 0.20 0.00 0 Committed to our goal of ‘no injuries’ 2009 to 2012 data includes the demerged Orora business. Total rates for 2015 and onwards includes acquired businesses from the first day of ownership. *The increase in the frequency rates between 2016 and 2018 reflects the inclusion of the Alusa and Sonoco acquisitions 4 1.2Acquisition impact1.0 0.90.9 0.9 0.80.8 0.7 0.60.6 0.5 5.1 4.14.0 Acquisition 3.4impact 2.62.62.4 2.02.02.0

Key messages Amcor: Uniquely Positioned and High Performing 1 Clear Strategy and Significant Growth Potential 2 Bemis transaction: Substantial Value Creation Opportunity 3 5

Amcor overview Focused portfolio of high value packaging for consumer staples • • • Founded in Australia in 1860s USD 9bn sales, AUD 17bn market cap, ASX listed Global leader: flexible and rigid plastic consumer packaging ~195 plants, ~33,000 employees, 40+ countries • 4% 6% 13% 14% 37% USD 9bn sales USD 9bn sales 55% 28% 14% 25% Flexible packaging Specialty Cartons Rigid Plastic containers Closures Food Healthcare Other consumer Beverage Home & Personal care Technical / Industrial Note: Based on FY18 Market cap as at March 22, 2019 6

Geographic diversification, global reach AND local presence Sales by geographic region Sales by emerging and developed markets Emerging market sales by country Asia Pacific 15% Emerging markets 30% Europe, Middle East & Africa 41% USD 9bn sales USD 9bn sales USD 3bn sales Developed markets 70% Americas 44% 7 Notes: Based on FY18 sales revenue mix Global plant network Europe, Middle East & Africa Americas Asia Pacific 65 88 37

Strong financial metrics and consistent margin improvement EBIT margins 12.0% 11.6% 11.1% 11.2% 10.9% 9.1% 8.7% 8.1% 7.7% 7.1% 6.8% 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 Return on Average Funds Employed Estimated pre-tax WACC 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 8 19.0 11.8

Key messages Amcor: Uniquely Positioned and High Performing 1 Clear Strategy and Significant Growth Potential 2 Bemis transaction: Substantial Value Creation Opportunity 3 9

Amcor Strategy FLEXIBLE PACKAGING RIGID CONTAINERS SPECIALTY CARTONS CLOSURES 10 THE leading global packaging company Our winning aspiration WINNING FOR CUSTOMERS, EMPLOYEES, INVESTORS AND THE ENVIRONMENT: Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Capital allocation framework Amcor Shareholder Value Creation Model Dividend (~ USD 500m) Growth in line with EPS ~ 4% yield Total shareholder value of 10-15% per annum with low volatility Strong, defensive cash flow Organic EPS growth of ~ 3-4% Reinvestment (~ USD 400m) Acquisitions and/or buy-backs (~ USD 200-300m) EPS growth of ~ 2-7% 11

Sustainability: Capturing the opportunity Requirements of packaging are increasing: end of life solutions / waste reduction is critical There will always be a role for packaging Responsible packaging is the answer Amcor is uniquely positioned to lead the way Consumer packaging requirements: Belief in responsible packaging: To Protect To innovate and develop new sustainable products • • • • Cost effective Convenient Easy to use Great looking Past To Preserve To collaborate with other stakeholders Present To Promote AND • Sustainable, leading to LESS WASTE Future To inform the debate 12

Sustainability: Capturing the opportunity 2018 – Our Pledge 2019 – Momentum building New Plastics Economy Global Commitment Flexibles R&D Centre of Excellence Several new products Multiple partnerships Newly created role - Amcor Flexibles Chief Technology Officer Bemis material science and technology capabilities • • • • • We are the first packaging company pledging to develop all packaging to be recyclable or reusable by 2025 Develop all our packaging to be recyclable or reusable by 2025 • Significantly increase our use of recycled materials in our packaging Work with others to drive consistently greater worldwide recycling of packaging 13

Key messages Amcor: Uniquely Positioned and High Performing 1 Clear Strategy and Significant Growth Potential 2 Bemis transaction: Substantial Value Creation Opportunity 3 14

Amcor and Bemis: Creating the global leader in consumer packaging



Global leader in Flexible Packaging



Leader in Rigid Containers in the Americas region



Global leader in Specialty Cartons



Sizeable player in global Closures

~US$13bn
COMBINED SALES

~US$2.1bn
COMBINED PBITDA[1]

>US$1.2bn
COMBINED CASH FLOW[2]

1. Based on combined US GAAP Adjusted PBITDA for FY18 and includes an expected US$180 million of annual pre tax cost synergies. Refer slide 38.
2. Based on combined operating cash flow (before capital expenditures, acquisitions and dividends) for the year ended June 30, 2018.

amcor 15

Strategic rationale Stronger value proposition for customers, employees and the environment Attractive end markets Global footprint Greater scale Depth of management talent Best-in-class capabilities Sustainability commitment 16

Global flexible packaging footprint Combined global flexible packaging footprint Bemis2 Flexibles1 Amcor 9% 8% 37% 37% 13% USD 5bn ~110 plants USD 4bn ~50 plants USD 9bn ~160 plants 24% 60% 74% 10% North America Asia Pacific Latin America Europe, Middle East and Africa 1.Based on revenues for the year ended 30 June 2018, excluding specialty cartons 2.Amcor management estimates based on Bemis revenues for the year ended 30 June 2018 17

Flexible packaging leadership positions and scale in all key regions Flexibles North America Flexibles Europe Flexibles Asia Amcor Bemis Combined company Amcor Bemis Combined company Flexibles Latin America Amcor Bemis Combined company Amcor Bemis Combined company Note: Revenue in USD billion and based on revenues for the year ended 30 June 2018; Amcor revenues exclude specialty cartons; Bemis amounts based on Amcor estimates 18 0.9 0.4 0.5 1.4 1.2 0.2 3.3 3.0 0.3 3.3 0.5 2.9

Best-in-class capabilities…greater differentiation…global platform Bemis brings: Amcor brings: • • • • • • • • Material science and technology R&D resources and infrastructure Participation in attractive segments Strong relationships with key customers The Amcor Way Strong relationships with Global Key Accounts Profitable Emerging Markets Track record of growth through acquisition Bemis Innovation Centre Barrier films technology 19

Financial rationale Substantial value creation expected for all shareholders Compelling transaction financial metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free1 1.Refer footnote 4, slide 23. 20

Significant cost synergy benefits Substantial expected cost synergy opportunity of USD 180 million (4-5% of Bemis sales)1 Estimated USD 180 million pre-tax annual cost synergies p.a. Generated from the following areas: Estimated realization (USDm): 180 40% 100% Procurement Operations G&A & other costs Total cost synergies Year 1 Year 2 Year 3 1. Incremental to Bemis’ “Agility” improvement plan 21 20% 40% 130 65

Stronger financial profile going forward Stronger earnings and cash generation expected FY18 proforma Adjusted PBITDA (USD) 180m 2.1bn • • • Higher margins Stronger growth potential Combined annual operating cash flow >USD 1.2 billion1 Competitive, progressive dividend • Expected to increase over time 0.6bn • • Investment grade balance sheet •Immediate balance sheet capacity for further investment or share buy-backs Amcor 2 Bemis2 Synergies Proforma PBITDA 1.Refer footnote 2, slide 15. 2.Refer slides 37 and 38 for reconciliations of non-GAAP financial measures. 22 1.4bn

Greater liquidity and cash and tax free

Two major global listings

- Two major global listings – NYSE and ASX (via CDIs)[1]
  - Existing Amcor shareholders can elect to receive CDIs or NYSE shares
  - Fully fungible NYSE shares and CDIs[2]
  - NYSE ticker – AMCR; ASX ticker - AMC


Amcor Shareholders
ASX listed CDIs or NYSE listed common stock
Bemis Shareholders
NYSE listed common stock
~71% of Amcor plc
~29% of Amcor plc
Amcor plc

Increased index weighting

- Expected inclusion and strong weighting in the S&P500 and S&P/ASX200 indices[3]

Cash and tax free

- All-stock transaction
- No cash contribution from shareholders
- Tax free exchange[4]

amcor

1. Primary listing on the NYSE with ASX listing in the form of CHESS Depositary Interests (CDIs)
2. Shareholders can easily change holding between NYSE shares and CDIs (and vice versa)
3. Index inclusion and timing is subject to determination by the relevant index committee
4. The transaction is tax free for Amcor Shareholders (other than Ineligible Foreign Shareholders) and Bemis Shareholders. Refer Section 9 of the Scheme Booklet and "The Transaction – Material U.S., U.K. and Jersey Income Tax Considerations" of the S-4

23

Substantial progress towards closing sales1 and would not impact the expected USD 180 million of annual net cost synergies (1) Discussions with US and Brazilian regulators include the potential for required remedies. Inclusive of remedies required and announced by the European Commission on 11 February 2019, collective potential remedies would represent an immaterial proportion of the total sales for the combined company and would not impact the USD 180 million of annual net cost synergies expected to be delivered by the end of the third year following completion. 24 Key Dates •Amcor and Bemis Shareholder meetings planned for Thursday 2 May 2019 •Transaction expected to be implemented on Wednesday 15 May 2019 Shareholder documentation •Filed with regulators in Australia and the US Regulatory approvals •Transaction subject to approvals in the US and Brazil. Advanced discussions in both countries •Collective potential remedies expected to represent an immaterial proportion of combined Board of Directors and Senior Leadership •Board of Director and Senior Leadership appointments announced Integration Management Office •Created and staffed with 20 full time Bemis and Amcor team members

Key messages Amcor: Uniquely Positioned and High Performing 1 Clear Strategy and Significant Growth Potential 2 Bemis transaction: Substantial Value Creation Opportunity 3 25

Appendix slides Amcor and Bemis combination

Amcor and Bemis combination Strategic rationale Stronger value proposition for customers, employees and the environment • Leadership positions in all key regions • Leverage innovative technologies in barrier films and foils • Global deployment of industry-leading commercial, operational and R&D capabilities • Enhanced capabilities to develop all recyclable or reusable packaging products by 2025 27 Global footprint •Unique, truly global flexible packaging supplier •Comprehensive flexible packaging footprint across all key regions •Broad and profitable emerging markets business ~US$3.7 billion sales in ~30 countries Greater scale •Increased resources to better serve customers in every region Attractive end markets •Enhanced growth profile from greater global participation in protein and healthcare packaging Best-in-class capabilities •Operating and innovation capabilities Sustainability commitment •Continued strong commitment to environmental sustainability Depth of management talent •Greater depth of talent and ability to leverage the management teams of both companies

Amcor and Bemis combination

Financial rationale

Substantial value creation expected for all shareholders

Compelling transaction metrics	• All-stock acquisition at an implied value in line with Amcor's trading EV/PBITDA multiple, pre synergies • US$180 million of pre-tax annual cost synergies by the end of year 3[1] • Double digit proforma EPS accretion for all shareholders[2] • Double digit returns in excess of Amcor's WACC
Stronger financial profile going forward	• Combined revenue of more than US$13 billion and PBITDA of US$2.1 billion[3] • Combined estimated market capitalisation of US$17 billion • Higher margins through the delivery of expected cost synergies • Potential to grow at higher rates over the long term through a stronger customer value proposition and increased exposures to attractive end markets • Annual operating cash flow of >US$1.2 billion[4] • Investment grade balance sheet with immediate capacity for further investment or share buy backs
Greater liquidity for investors	• Two major global listings – NYSE and ASX • Expected inclusion in the S&P500 and S&P / ASX 200 indexes[5]
Cash and tax free	• In a share for share exchange[6]

1. Incremental to Bemis' "Agility" improvement plan
2. Excludes the impact of purchase price accounting. Based on reported financials for Amcor and Bemis for year ended 30 June 2018. Includes US$180 million pre-tax annual net cost synergies
3. Includes US$180 million pre-tax cost synergies. Does not include the estimated integration costs or compensation and transaction costs
4. Refer footnote 2, slide 15
5. Refer footnote 3, slide 23
6. Refer footnote 4, slide 23

amcor 28

Amcor and Bemis combination Bemis overview • • • • Founded in Missouri in 1858 US$4bn sales; US$5bn market cap; NYSE listed Leading position in flexible packaging ~54 plants, ~15,700 employees, 12 countries 5% 8% 29% 13% US$4bn sales US$4bn sales US$4bn sales 49% 13% 74% 9% 95% Meat & cheese Healthcare Dairy & Liquid Other North America Asia Latam EMEA Flexible packaging Rigid packaging Note: Based on year ended 30 June 2018. Bemis end market and Flexibles / Rigid Packaging split based on Amcor management est imates Market cap as at March 22, 2019 29

Appendix slides Amcor profile

Amcor profile Reporting segment overview 2018 Sales: 2018 PBIT: USD 6.5bn USD 835m Employees: Plants: Countries: ~26,000 ~130 37 2018 Sales: 2018 PBIT: USD 2.8bn USD 312m Employees: Plants: Countries: ~7,000 ~60 12 Sales by region: Sales by region: Emerging markets 19% Emerging markets 34% Western Europe 47% ANZ 7% North America 81% North America 12% 31 Notes: Based on FY18 sales revenue mix Bericap NA (JV) North America Specialty Containers Specialty Cartons Flexibles Asia Pacific Latin America North America Beverage Flexibles Europe, Middle East and Africa Flexibles Americas Rigid Packaging Flexibles

Amcor profile Amcor Flexibles overview Sales by business group Sales by end market 19% 20% 40% USD 6.5bn sales USD 6.5bn sales 13% 50% 5% 11% 18% 20% Europe, Middle East and Africa Asia Pacific Americas Global Specialty Cartons Food Beverage Foil & Industrial Healthcare Home & Personal care Other 32 Notes: Based on FY18 sales revenue mix

Amcor profile Amcor Flexibles historical growth PBIT margins and RoAFE near doubled in the last decade 24.1% 18.0% 16.0% 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 12.1% 11.6% 11.2% 9.0% 8.4% FY07 FY08 FY09 FY10 FY11FY12 FY13 FY14 FY15 FY16 FY17 FY18 PBIT Margin % 33 PBIT Margin % 13.1%12.5%12.5%12.9% 12.8% 9.8% 6.6%6.6%

Amcor profile Amcor Rigid Packaging overview Sales by geography Sales by category 7% 29% North America USD 2.3bn sales 30% 19% USD 2.8bn sales 34% 81% 16% Latin America USD 533m sales 13% North America Latin America 71% Cold fill beverage Specialty containers Hot fill beverage Closures 34 Notes: Based on FY18 sales revenue mix

Amcor profile Amcor Rigid Plastics historical growth PBIT margins and RoAFE near doubled in the last decade 17.0% 16.0% 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 9.6% 9.7% 9.3% 9.0% 8.3% 8.1% 7.7% 7.5% 7.5% FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 PBIT Margin % 35 PBIT Margin % 11.9%11.2% 10.5% 6.4%

Reconciliations of US GAAP to Adjusted US GAAP financial information

Reconciliations of non-GAAP financial measures Included in this presentation are measures of financial performance that are not defined by U.S. GAAP. Each of these measures is used in evaluating Amcor’s operating performance and certain of the measures are used as a component of Amcor’s board of directors’ measurement of Amcor’s performance for incentive compensation purposes. Amcor’s management and board of directors believe that these non-GAAP financial measures are useful to enable investors to perform comparisons of current and historical performance of Amcor. These non-GAAP financial measures adjust for factors that are unusual, infrequent or non-recurring or represent non-cash items. These measures exclude the following items: • material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, including estimates of net realizable value, accelerated depreciation, termination payments for contracts and leases, contractual obligations and any other qualifying costs related to the restructuring plan; impairments of goodwill and equity method investments; material acquisition transaction costs such as due diligence expenses, professional and legal fees and integration costs; material purchase accounting adjustments for inventory; amortization of acquired intangible assets from business combinations; impact of economic net investment hedging activities not qualifying for hedge accounting; impacts from deconsolidation of subsidiaries; impacts from hyperinflation accounting; and material impacts from pension settlements. • • • • • • • • For each of these non-GAAP financial measures, a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable U.S. GAAP financial measure has been provided in slide 38. These non-GAAP financial measures should not be construed as an alternative to results determined in accordance with U.S. GAAP. 37

Reconciliations of non-GAAP financial measures Year ended 30 June 2018 US$ million Amcor Bemis US GAAP net income attributable to Amcor Limited / Bemis Company Inc Add: Net income (loss) attributable to non controlling interests 575.2 11.4 109.2 - US GAAP net income Add: Income tax expense / (benefit) Add: Interest expense Less: Interest income 586.6 118.8 210.0 (13.1) 109.2 (48.7) 76.6 - US GAAP EBIT Add: Depreciation and amortisation 902.3 352.7 137.1 170.5 US GAAP EBITDA Add: Material restructuring programs Add: Impairments of equity method investments Add: Economic net investment hedging activities not qualifying for hedge accounting Add: Goodwill impairment charge 1,255.0 14.4 36.5 83.9 307.6 66.6 - - 196.6 Adjusted US GAAP EBITDA Adjusted US GAAP EBITDA (US billion rounded for slide 15) 1,389.8 1.4 570.8 0.6 Notes: References to PBIT and PBITDA historically used by Amcor are equivalent to references to EBIT and EBITDA as presented in the S-4. Descriptions of non-GAAP reconciling items can be found in Section 4.4 of the Scheme Booklet. 38